[AIG Letterhead]
March 11, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on December 31, 2009 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated February 25, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on December 31, 2009 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
1.	In your response you indicated that, based on recollections of Ms. Kelly and Ms. Pretto, AIG does not believe that Ms. Kelly characterized the AIG common stock as “worthless” to Mr. Brill. The article, however, reported that Ms. Kelly told Mr. Kenneth Feinberg that AIG’s common stock was “in a word that Feinberg says he remembers vividly, ‘worthless.’” Please tell us whether or not Ms. Kelly told Mr. Feinberg that AIG’s common stock was worthless. If so, please tell us whether or not the Company held a similar belief and, if so, the facts, circumstances and/or analysis supporting the Company’s belief.

AIG Response:
As AIG indicated in AIG’s letter, dated January 26, 2010 (the “Response Letter”), to the Staff, AIG’s understanding is that Ms. Kelly explained to Mr. Brill that any reference to “worthless” in relation to AIG common stock was in the context of how employees might perceive the value of AIG common stock. As explained in the last Response Letter, AIG understands that the discussion where the comment was apparently made was in contrasting how an AIG employee might perceive receiving other forms of consideration, such as a basket of AIG’s core businesses or cash, with receiving AIG common stock. Any comment made by Ms. Kelly concerning the value of AIG common stock was made in this context and must be considered in this context and in the context of a long iterative negotiation with the Office of the Special Master for TARP Executive Compensation.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel